FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2026

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full-Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 24, 2026	By:	/s/ Akito Bato
Akito Bato
Senior Managing Director

Nomura Reports Fourth Quarter and Full-Year Financial Results

•	Four segment pretax income at all-time high of Y506.9bn, driven by record Wholesale and Wealth Management performance; Net income at new high of Y362.1bn

•	Best Wealth Management performance since FY2001/2 as recurring revenue hit all-time high; Recurring revenue cost coverage ratio was 72% on higher revenues and prudent cost controls

•	Investment Management AuM at new high of Y136.9trn, driven by net inflows and contributions from recently acquired businesses; Business revenue grew significantly YoY

•	Strongest Wholesale performance since division established in April 2010, underpinned by record-high Global Markets and Investment Banking revenues

•	Banking reported growth in loans outstanding and investment trust balances

•	Year-end dividend of Y24 per share, making annual dividend of Y51; Full-year ROE of 10.1%

Tokyo, April 24, 2026—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2026.

For the full-year period, net revenue was 2,167.7 billion yen (US$13.6 billion)1, representing an increase of 15 percent year on year. Income before income taxes increased 14 percent to 539.8 billion yen (US$3.4 billion), and net income attributable to Nomura Holdings shareholders was 362.1 billion yen (US$2.3 billion), up 6 percent year on year. Diluted net income attributable to Nomura Holdings shareholders per share was 118.99 yen.

Net revenue in the fourth quarter was 577.2 billion yen (US$3.6 billion), increasing 5 percent quarter on quarter and 27 percent year on year. Income before income taxes was 107.7 billion yen (US$677 million) and net income attributable to Nomura Holdings shareholders was 73.9 billion yen (US$465 million). Diluted net income attributable to Nomura Holdings shareholders per share was 24.34 yen.

“We reported a strong full-year performance as our business model transformation initiatives continued to bear fruit. Profitability improved and our operating platform became even stronger,” said Kentaro Okuda, Nomura President and Group CEO.

“Four segment pretax income was 506.9 billion yen and ROE was 10.1 percent, reflecting solid progress toward our 2030 management vision of Reaching for Sustainable Growth. Net income reached a record high of 362.1 billion yen.

“Wealth Management had its best performance since the division was established in the fiscal year ended March 2002. Recurring revenue was at an all-time high and recurring revenue assets saw continued net inflows as we made further progress in our full-service asset management business. The recurring revenue cost coverage ratio rose to 72 percent, reflecting higher revenues and disciplined cost controls.

“Wholesale pretax income was at an all-time high, underpinned by growth in Global Markets and Investment Banking revenues.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 159.08 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2026. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“In Investment Management, assets under management climbed to 136.9 trillion yen and business revenue increased significantly, thanks to market factors, continued net inflows, and contributions from the overseas businesses we recently acquired.

“In our Banking Division, loans outstanding and investment trust balances grew, resulting in higher revenues than last year.

“We will continue to pursue new growth opportunities and expand our business, while steadily strengthening our organizational base and working to enhance our corporate value.”

Divisional Performance

Wealth Management

(billions of yen)	FY2025/26 Q4	QoQ	YoY
Net revenue	133.1	0.5%	33%
Income (loss) before income taxes	61.2	5%	70%

Wealth Management reported net revenue of 133.1 billion yen, remaining almost unchanged quarter on quarter and increasing 33 percent from the same period last year. Income before income taxes was 61.2 billion yen, up 5 percent quarter on quarter and 70 percent year on year.

Wealth Management delivered its best performance since it was established in the fiscal year ended March 2002. The recurring revenue business model gained further momentum, with significant growth in major KPIs.

Fourth quarter recurring revenue reached an all-time high, maintaining the momentum from last quarter on the back of strong net inflows of recurring revenue assets. Flow revenue remained strong as the division continued to support client needs amid volatile markets.

Investment Management

(billions of yen)	FY2025/26 Q4	QoQ	YoY
Net revenue	86.2	42%	100%
Income (loss) before income taxes	18.1	1%	17%

2

Investment Management net revenue was 86.2 billion yen, increasing 42 percent quarter on quarter and 100 percent year on year. Income before income taxes was 18.1 billion yen, up 1 percent quarter on quarter and 17 percent year on year.

Investment Management assets under management rose by more than 50 percent over the year to a record high of almost 137 trillion yen, reflecting significant growth in the stable revenue base.

Fourth quarter net revenue was at an all-time high, thanks to growth in existing businesses and contributions from recently acquired businesses. During the quarter, the division recognized expenses related to acquired businesses and an impairment loss on equity interests in an investee company.

Wholesale

(billions of yen)	FY2025/26 Q4	QoQ	YoY
Net revenue	308.1	-2%	19%
Income (loss) before income taxes	43.2	-31%	15%

Wholesale booked net revenue of 308.1 billion yen, decreasing 2 percent quarter on quarter and increasing 19 percent year on year. Income before income taxes was 43.2 billion yen, down 31 percent quarter on quarter and up 15 percent year on year.

Wholesale delivered higher revenues in all regions year on year. The overall divisional net revenue was at an all-time high, underpinned by record-high Global Markets and Investment Banking revenues.

Although Global Markets net revenue slowed quarter on quarter, Equities net revenue reached an all-time high. Investment Banking maintained its strong momentum driven by contributions from Japan.

Banking

(billions of yen)	FY2025/26 Q4	QoQ	YoY
Net revenue	14.5	6%	27%
Income (loss) before income taxes	3.0	-27%	-0.1%

Banking booked net revenue of 14.5 billion yen, up 6 percent quarter on quarter and 27 percent year on year. Income before income taxes was 3.0 billion yen, down 27 percent quarter on quarter and remaining almost unchanged from the previous year.

Banking saw solid growth in its business base, reflecting steady progress toward the launch of the deposit sweep service in the fiscal year ending March 2027.

Net revenue remained solid but pretax income declined on a quarterly basis as the division invested in business expansion.

ends

3

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

4

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2026 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

5

Nomura Declares Year-end Dividend Payment

Tokyo, April 24, 2026—Nomura Holdings, Inc. today announced that it has declared a dividend of 24 yen per share to shareholders of record as of the end of March 2026. The dividend will be paid on June 1, 2026.

Cash Dividends

	FY2025/26 Q4	Recent dividend forecast	FY2024/25 Q4
Record date	March 31, 2026	—	March 31, 2025
Dividend per share (yen)	24.0	—	34.0 (Ordinary dividend: 24.0) (Commemorative dividend: 10.0)
Total dividends (yen in millions)	69,641	—	100,524
Payment date	June 1, 2026	—	June 2, 2025
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

(yen)	Q2	Q4	Annual dividend
FY2023/24	8.0	15.0	23.0
FY2024/25	23.0	34.0 (Ordinary dividend: 24.0) (Commemorative dividend: 10.0)	57.0 (Ordinary dividend: 47.0) (Commemorative dividend: 10.0)
FY2025/26	27.0	24.0	51.0

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

Tokyo, April 24, 2026—Nomura Holdings, Inc. (Nomura) today announced plans to grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to directors, executive officers and employees of Nomura and its subsidiaries in late May 2026.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock etc. to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The PSUs will be also granted as deferred compensation. Subject to certain conditions and the degree of achievement of the performance targets for the performance evaluation period, Nomura will deliver shares of common stock etc. to PSU grantees three years after the PSUs are granted mainly through disposal of treasury shares.

The maximum number of shares related to RSUs and PSUs to be granted and the total amount of RSUs and PSUs to be granted are reasonably estimated to be approximately 30 million shares and 40 billion yen.

The total number, amount and detailed terms and conditions of the RSUs and PSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2026, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The individual grant of RSUs and PSUs to directors and executive officers of Nomura will be subject to the resolution of Nomura’s Compensation Committee.